LPBP INC. ANNOUNCES FINAL DISTRIBUTION

Toronto, Canada, October 23, 2009 – LPBP Inc. (the “Company”) announces that the board of directors has declared a final distribution in the aggregate amount of approximately $2.8million, or $0.0099 per share, to holders of the Company’s Class A Common Shares and $0.009869 per share to holders of the Class B Non-Voting Shares payable on October 29, 2009.   The purpose of this dividend is to equalize the cumulative amount of dividends per share paid on the Company’s Class A Shares to the amount declared and paid, during the fiscal year, on the Class B Non-Voting Shares.

Management of the Company notes that since February 2007 there have been no active operations and  accordingly this is the final distribution to be paid to the holders of the Class A shares and the Class B shares. After this final distribution, the Company will have approximately $400,000 in cash to fund the Company’s remaining ongoing obligations.

For further information contact:

John Anderson

President, Chief Executive Officer and Chief Financial Officer

Phone:  416-964-3568